Exhibit (a)(5)(vii)

Supplement
to
U.S. Offer to Purchase for Cash
An Aggregate of 127,950,001 Series B Shares, including American
Depositary Shares (each ADS representing ten Series B Shares)
of
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(SOUTHEAST AIRPORT GROUP)
at an Adjusted Offer Price of the U.S. Dollar Equivalent of
Mexican Pesos 55.25 Per Series B Share
and
Mexican Pesos 552.50 Per American Depositary Share
by
Agrupación Aeroportuaria Internacional II, S.A. de C.V.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M., NEW YORK CITY TIME (8:30 A.M., MEXICO CITY TIME) ON JUNE 19, 2007 UNLESS THE U.S. OFFER IS EXTENDED.

Agrupación Aeroportuaria Internacional II, S.A. de C.V., a sociedad anónima de capital variable (“Purchaser”) organized and existing under the laws of the United Mexican States (“Mexico”) and a subsidiary of Agrupación Aeroportuaria Internacional I, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (“AAI-1)”, which was formed by Mr. Fernando Chico Pardo, an individual and citizen of Mexico, hereby amends and supplements its offer to purchase in the United States (the “U.S. Offer”) for cash, together with a parallel offer taking place in Mexico (the “Mexican Offer” and together with the U.S. Offer, the “Offers”), an aggregate of 127,950,001 of the outstanding series B shares (“Series B Shares”), including by purchase of American Depositary Shares, each representing 10 Series B Shares (“ADSs” and collectively with the Series B Shares, the “Securities”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized and existing under the laws of Mexico (“Asur”), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated May 14, 2007, as amended on June 4, 2007 (the “Offer to Purchase”), and the related ADS Letter of Transmittal, as amended on June 4, 2007 (the “ADS Letter of Transmittal”).

The tender offer price has been adjusted to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon to reflect the dividend of Ps. $0.75 per Series B Share that was paid to Asur Security holders on May 31, 2007. Accordingly, all references to the tender offer price per ADS and Series B Share in the Offer to Purchase shall be deemed to instead refer to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per Series B Share, in each case, in cash, less any withholding taxes, if applicable, and without interest thereon.

The expiration date of the U.S. Offer is hereby extended to 9:30 a.m. New York City time (8:30 a.m. Mexico City time) on June 19, 2007, unless otherwise extended. Accordingly, all references to “Expiration Date” in the Offer to Purchase shall mean 9:30 a.m. New York City time (8:30 a.m. Mexico City time) on June 19, 2007, unless Purchaser, in its sole discretion, extends the period of time for which the U.S. Offer is open, in which case the term “Expiration Date” will mean the time and date at which the U.S. Offer, as so extended, will expire. Also, accordingly, all references to the requirement that the U.S. Receiving Agent receive the Notice of Guaranteed Delivery within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, but in any event no later than three NYSE trading days following the Expiration Date, counting such Expiration Date, shall mean in any event no later than 5:00 p.m. New York City time (4:00 p.m. Mexico City time) on Thursday, June 21, 2007.

Further, the condition of the U.S. Offer that Purchaser receive in the Offers valid and not withdrawn tenders for Series B Shares (including the Series B Shares underlying the ADSs), in the aggregate, at least equal to 127,950,001 Series B Shares (including Series B Shares underlying the ADSs) (the “Minimum Condition”), has been waived. As a result of such waiver, Purchaser will accept for payment any and all Securities validly tendered and not withdrawn in the U.S. Offer up to a maximum of 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs) upon the terms and subject to the conditions set forth in the Offer to Purchase and the ADS Letter of Transmittal, except that the Minimum Condition will not apply. If valid tenders of Securities are received in the Offers exceeding 127,950,001 Series B Shares (including the Series B Shares underlying the ADSs), then the proration rules set forth in the Offer to Purchase will apply.

In connection with the waiver of the Minimum Condition, the lenders in the debt financing to AAI-1 as described in the U.S. Offer to Purchase (the “Debt Financing”) have agreed in principle to revise the terms of the financing so that the Debt Financing will continue to be available to AAI-1 if Series B Shares (including the Series B Shares underlying the ADSs) representing at least 15% of the total capital stock of Asur in the aggregate are validly tendered and not withdrawn pursuant to the Offers on substantially the same terms and conditions as previously described in the Offer to Purchase. The parties have also agreed that if within 90 days after settlement of the Offers Purchaser does not own Series B Shares (including the Series B Shares underlying the ADSs) representing at least 25% plus one share of the total capital stock of Asur, the Debt Financing will be subject to a mandatory prepayment. In the event that Series B Shares (including the Series B Shares underlying the ADSs) representing less than 15% of the total capital stock of Asur in the aggregate are validly tendered and not withdrawn pursuant to the Offers, Purchaser expects to receive the aggregate purchase price for such tendered Series B Shares in the form of a pre-funded equity commitment indirectly from Mr. Fernando Chico Pardo.

The Offer to Purchase is further amended by making the following changes:

•	The first paragraph under the heading “Forward Looking Statements” on page v is amended by deleting the first sentence thereof.

•	The first paragraph under the heading “What are the conditions to the Mexican Offer” on page 7 of the Offer to Purchase is deleted in its entirety and replaced by the following:

•	“The Mexican Offer is subject to substantially the same conditions as the U.S. Offer, including the condition that the Offer Conditions of the U.S. Offer shall have occurred and be continuing (and shall not have been waived) as of the Expiration Date.”

•	The response to the question “Will Asur continue as a public company?” on page 8 of the Offer to Purchase is amended by adding at the end of such response: “It is not reasonably likely that consummation of the Offers will result in either (i) causing the Securities to be held of record by less than 300 persons; or (ii) causing the Securities to be de-listed from the NYSE.

•	The first full paragraph on page 27 of the Offer to Purchase is amended by adding the following sentence at the end thereof: “It is not reasonably likely that consummation of the Offers will result in either (i) causing the Securities to be held of record by less than 300 persons; or (ii) causing the Securities to be de-listed from the NYSE.

•	The second paragraph under the heading “Financial Budgets and Other Information” on page 35 of the Offer to Purchase is amended by adding at the end of such paragraph: “The material assumptions underlying the Asur Budgets are the following: (i) 15.8 million total passengers for 2007, (ii) a real decrease in maximum tariffs of 0.75%, and (iii) 11% growth in commercial revenue per passenger.

Asur Security holders who have already properly tendered Securities pursuant to the procedures set forth in the Offer to Purchase and the ADS Letter of Transmittal are not required to take any further action to properly tender their Securities into the U.S. Offer. If such Security holders wish to withdraw their Securities from the U.S. Offer, they must follow the procedures set forth in the Offer to Purchase. Even after the date of this supplement to the Offer to Purchase (the “Supplement”), Security holders may continue to use the original ADS Letter of Transmittal, as amended on June 4, 2007 and by this Supplement, to properly tender Securities into the U.S. Offer.

Security holders should read the Offer to Purchase, the Supplement, the ADS Letter of Transmittal and the related materials that Purchaser has filed with the Securities and Exchange Commission carefully and in their entirety before any decision is made with respect to the U.S. Offer because they contain important information. Asur Security holders may obtain such documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by contacting Georgeson, Inc. (1-866-574-4079), the Information Agent with respect to the U.S. Offer.